UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Stewart, Lindsay D.
   One Bowerman Drive
   Beaverton, OR  97005-6453
2. Issuer Name and Ticker or Trading Symbol
   NIKE, Inc.
   nke
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January 31, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President Law & Corporate Affairs, Assistant Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Class B Common Stock       |1/05/0|X   | |2,420             |A  |$14.9375   |(1)                |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Class B Common Stock       |1/05/0|S   | |2,420             |D  |$57.1188   |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Class B Common Stock       |1/12/0|X   | |40,000            |A  |$21.00     |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Class B Common Stock       |1/12/0|S   | |40,000            |D  |$58.5625   |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Class B Common Stock       |      |    | |                  |   |           |2,859(2)           |D     |                           |
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Class B Common Stock       |      |    | |                  |   |           |320                |I     |(3)                        |
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Class B Common Stock       |      |    | |                  |   |           |1,553(4)           |D     |                           |
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Class B Common Stock       |      |    | |                  |   |           |27,088(5)          |D     |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$14.9375|1/05/|X   | |2,420      |D  |(6)  |6/30/|Class B Comm|2,420  | Employ|0           |   |            |
(right to buy)        |        |01   |    | |           |   |     |04   |on          |       |ee     |            |   |            |
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Employee Stock Option |$21.00  |1/12/|X   | |40,000     |D  |(7)  |6/30/|Class B Comm|40,000 |Stock  |0           |   |            |
(right to buy)        |        |01   |    | |           |   |     |05   |on          |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |Option |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Pursuant to company policy, market sales of company stock by officers and directors are permitted only in quarterly window periods commencing on the second business day following each earnings release and ending
30 days later.This policy may result in concentrations of stock sales of officers and directors in a single month which would otherwise occur over a longer period. (2) Restricted shares granted under the NIKE, Inc. Long-Term
Incentive Plan, as to which the restrictions expire 8/15/03, unless employment terminates before that date, in which case the shares are forfeited.(3) Held in account under the NIKE, Inc.Retirement Savings Plan as of
12/31/00.(4) Restricted shares granted under the NIKE, Inc. Long-Term Incentive Plan, as to which the restrictions expire 8/15/02, unless employment terminates before that date, in which case the shares are forfeited.(5)
Restricted shares granted under the NIKE, Inc. 1990 Stock Incentive Plan. The restrictions lapse with respect to one third of the shares on each of the first three anniversaries of the grant date. If employment terminates any unvested shares are forefeited.(6)Option granted for 40,168 shares on 7/1/94 and became exercisable for 100%
of the shares on the fourth anniversary of the grant date. (7)Option granted for 40,000 shares on 7/1/95 and became exercisable for 100% of the shares on the fourth anniversary.
SIGNATURE OF REPORTING PERSON
/s/ Lindsay D. Stewart
DATE
February 7, 2001